

March 29, 2013

<u>Via E-mail</u>
Gregory Kenny, CEO
General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY 41076-9753

> **RE:** **General Cable Corporation**
> **Form 10-K/A for the Fiscal Year Ended December 31, 2011**
> **Filed March 1, 2013**
> **File No. 1-12983**

Dear Mr. Kenny:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We are asking you to provide us with information so we may better understand your disclosure. Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Note 22, page 112</u>

Given that the "complex" inventory theft scheme was not discovered until October 2012, please identify and describe for us the objective and reliable evidence that clearly supports your allocation of inventory losses to the 2009-2012 interim and annual periods. Specifically address whether there is physical inventory data that directly supports your allocations and how you determined that such data was reliable in light of the compromising issues disclosed under Item 9A. Tell us also why the restated financial statement data in Notes 20 and 21 do not appear to include the disclosures outlined in ASC 250-10-50-7. We may have further comment.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Al Pavot, Staff Accountant, at (202) 551-3738 or, the undersigned Accounting Branch Chief at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, for

Terence O'Brien
Accounting Branch Chief